UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: April 27, 2018

(Date of earliest event reported)

LEGION CAPITAL CORPORATION

(Exact name of issuer as specified in its charter)

Florida	47-3751122
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

301 E. Pine St.

Suite 850

Orlando, FL 32801

(Full mailing address of principal executive offices)

(407) 968-4234

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 1.	Fundamental Changes

On July 2, 2018, Legion SDC, LLC (“Legion SDC”), a newly formed subsidiary of Legion Builders, LLC (“Legion Builders”), a wholly owned subsidiary of Legion Capital Corporation (the “Company”), entered into an addendum to its acquisition agreement, originally dated April 27th, 2018 (the original agreement and addendum referred to as the “Legion SDC Acquisition Agreement”), wherein it acquired all of the assets and certain liabilities of SDC of Florida, LLC (“SDC”). In exchange, Legion SDC (i) paid $500,000 to the existing owners of SDC, (ii) issued a note payable, due September 30, 2018 in the principal amount of $1,500,000, accruing interest at 12% per annum, to the existing owners of SDC (the “SDC September 2018 Note”), (iii) agreed to pay an additional $1 million by way of a mutually agreeable debt instrument or equity interest to the existing owners of SDC to be determined within 6 months of July 2, 2018 and (iv) issued a 49% equity interest in Legion SDC to the existing owners of SDC.

On July 2, 2018, Legion ARB, LLC (“Legion ARB”), a newly formed subsidiary of Legion Builders, entered into an addendum to its acquisition agreement, originally dated June 8th, 2018 (the original agreement and addendum referred to as the “Legion ARB Acquisition Agreement”), wherein it acquired all of the assets and certain liabilities of A.R. Bailey Homes, LLC (“ARB”). In exchange, Legion ARB (i) paid $200,000 to the existing owners of ARB, (ii) issued a note payable, due September 30, 2018, in the principal amount of $800,000, accruing interest at 12% per annum to the existing owners of ARB (the “ARB September 2018 Note”), (iii) issued a note payable, due June 8, 2019, in the principal amount of $3,500,000, accruing interest at 6% per annum to the existing owners of ARB (the “ARB June 2019 Note”) and (iv) issued a 49% equity interest in Legion ARB to the existing owners of ARB.

The Company will file financial statements and pro-forma financial information as required under Regulation S-X within 75 days of the date of the closing of the acquisitions (within 75 days of July 2, 2018).

Copies of the Legion SDC Acquisition Agreement, the Legion ARB Acquisition Agreement, the ARB June 2019 Note, the ARB September 2018 Note and the SDC September 2018 Note are filed with this Current Report on Form 1-U as Exhibits 6.1-6.7, respectively, and are incorporated herein by reference, and the foregoing descriptions of the such agreements are qualified in their entirety by reference thereto.

Exhibit Index

Exhibit No.	Description
6.1†	Asset Purchase Agreement, dated April 27th, 2018, by and between SDC of Florida, LLC, Legion SDC, LLC and the owners of Legion SDC, LLC
6.2	Addendum 1 to Asset Purchase Agreement, dated July 2nd, 2018, by and between SDC of Florida, LLC, Legion SDC, LLC and the owners of Legion SDC, LLC
6.3†	Asset Purchase Agreement, dated June 8th, 2018, by and between A.R. Bailey Homes, LLC, Legion ARB, LLC and the owners of A.R. Bailey Homes, LLC
6.4	Addendum 1 to Asset Purchase Agreement, dated July 2nd, 2018, by and between A.R. Bailey Homes, LLC, Legion ARB, LLC and the owners of A.R. Bailey Homes, LLC
6.5	6% Promissory Note issued by Legion ARB, LLC, in the amount of $3,500,000 and due June 8, 2019
6.6	12% Promissory Note issued by Legion ARB, LLC, in the amount of $800,000 and due September 30, 2018
6.7	12% Promissory Note issued by Legion SDC, LLC, in the amount of $1,500,000 and due September 30, 2018

† The exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 17, 2018	LEGION CAPITAL CORPORATION

	By:	/s/ Jim Byrd
Chief Executive Officer and Director